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 FORM 3                                                   OMB APPROVAL
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                                                  OMB NUMBER:........3235-0104
                                                  EXPIRES:...DECEMBER 31, 2001
                                                  ESTIMATED AVERAGE BURDEN
                                                  HOURS PER RESPONSE ......0.5
                                                  ------------------------------



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                     OF THE INVESTMENT COMPANY ACT OF 1940


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
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 1. NAME AND ADDRESS OF REPORTING PERSON*  2. DATE OF EVENT REQUIRING    4. ISSUER NAME AND TICKER OR        6. IF AMENDMENT, DATE
    Reiter       Joann         M.             STATEMENT                     TRADING SYMBOL                      OF ORIGINAL
----------------------------------------      (MONTH/DAY/YEAR)             F5 NETWORKS, INC. (FFIV)             (MONTH/DAY/YEAR)
     (LAST)     (FIRST)     (MIDDLE)           June 1, 2001              ----------------------------------
c/o F5 Networks, Inc.                      ----------------------------  5. RELATIONSHIP OF REPORTING        -----------------------
401 Elliott Avenue West                    3. IRS OR SOCIAL SECURITY          PERSON TO ISSUER               7. INDIVIDUAL OR JOINT/
----------------------------------------      NUMBER OF REPORTING           (CHECK ALL APPLICABLE)              GROUP FILING (CHECK
             (STREET)                         PERSON (VOLUNTARY)               DIRECTOR          10% OWNER      APPLICABLE LINE)
 Seattle         Washington   98119                                      -----            -----                X    Form filed by
--------------------------------------     ----------------------------    X   OFFICER           OTHER       -----  One Reporting
      (CITY)      (STATE)      (ZIP)                                     ----- (GIVE      -----  (SPECIFY           Person
                                                                               TITLE BELOW)      BELOW)             Form filed by
                                                                          VP General Counsel and Corporate   -----  More than One
                                                                          Secretary                                 Reporting Person
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                                      TABLE 1 -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. TITLE OF SECURITY                         2. AMOUNT OF SECURITIES         3. OWNERSHIP FORM:         4. NATURE OF INDIRECT
    (INSTR. 4)                                   BENEFICIALLY OWNED              DIRECT (D) OR              BENEFICIAL
                                                 (INSTR. 4)                      INDIRECT (I)               OWNERSHIP (INSTR. 5)
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Common Stock                                           20,751                       D
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                                                                                                                            (Over)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                            Page 1
(PRINT OR TYPE RESPONSES)                                                                                            SEC 1473 (3-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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 FORM 3 (CONTINUED)               TABLE II  DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Option (right to buy)           4/27/99    4/26/08     Common Stock      5,000(1)      $0.05         D
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Option (right to buy)           4/27/99    9/13/08     Common Stock      7,500(2)      $0.75         D
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Option (right to buy)           5/12/99    3/31/09     Common Stock      8,125(3)      $8.00         D
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Option (right to buy)           3/1/00     2/1/10      Common Stock      7,500(4)      $96.25        D
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Option (right to buy)           8/11/00    7/11/10     Common Stock      7,500(5)      $45.50        D
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Option (right to buy)           1/1/01     1/1/11      Common Stock     20,000(6)      $9.50         D
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Option (right to buy)           5/27/01    4/27/11     Common Stock     20,000(7)      $7.00         D
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Explanation of Responses: (1) Grant to Reporting Person of an option to buy shares of Common Stock. The original number of options granted was 20,000 and these options became exercisable 25% one year following the date of grant and
25% on each anniversary in years two to four following the date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. Reporting Person has exercised 15,000 of these options. (2) Grant to Reporting Person of an option to buy shares of Common
Stock. The original number of options granted was 30,000 and these options became exercisable 25% on April 27, 1999 and in a series of equal and consecutive monthly installments over the following three-year period. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. Reporting Person has exercised 22,500 of these options. (3) Grant to Reporting Person of an option to buy shares of Common
Stock. The original number of options granted was 10,000 and these options became exercisable in consecutive, equal monthly increments over the four year period following date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. Reporting
Person has exercised 1,875 of these options. (4) Grant to Reporting Person of an option to buy shares of Common Stock. The options became exercisable in equal monthly increments over the four year period following the date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. (5) Grant to Reporting Person of an option to buy shares of Common Stock. The options became exercisable in equal monthly increments over the four year period following the date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. (6) Grant to Reporting Person of an option to buy shares of Common Stock. The options become exercisable 50% one year following the date of grant and the remaining 50% two years following the date of grant.
Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company. (7) Grant to Reporting Person of an option to buy shares of Common Stock. The options became exercisable in equal monthly increments over the four year period following the date of grant. Each of the options has a ten-year term, but the term may end earlier if the optionee ceases service with the Company.

**    Intentional misstatements or omissions of facts constitute                 /s/ Joann Reiter                         7/19/01
      Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).     -----------------------------------  --------------
                                                                                  Joann Reiter
                                                                                   **Signature of Reporting Person         Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                                                                             Page 2
                                                                                                                    SEC 1473 (7-96)

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